Exhibit 99.1

News Release

Reed Elsevier Capital Inc.

24 October 2012

Reed Elsevier announces early settlement results of private exchange offers

Reed Elsevier Capital Inc., a wholly-owned US subsidiary of Reed Elsevier Group plc, today announced the early settlement results of the previously announced private offers to exchange its outstanding 7.750% Notes due 2014 (the “2014 Notes”) and its outstanding 8.625% Notes due 2019 (the “2019 Notes” and, together with the 2014 Notes, the “Old Notes”) for up to $600m aggregate principal amount of its 3.125% notes due 2022 (the “New Notes”) and cash (the “Private Exchange Offers”). The New Notes are unsecured senior obligations of Reed Elsevier Capital Inc. and are fully and unconditionally guaranteed (the “Guarantees”) jointly and severally by Reed Elsevier PLC and Reed Elsevier NV.

As of 5:00 p.m., New York City time, on October 22, 2012, $77,174,000 principal amount of 2014 Notes had been validly tendered and not validly withdrawn pursuant to the Private Exchange Offers. All such 2014 Notes have been accepted for exchange, and $43,469,000 aggregate principal amount of New Notes will be issued in exchange for such 2014 Notes today. $220,658,000 principal amount of 2019 Notes had been validly tendered and not validly withdrawn pursuant to the Private Exchange Offers. The final amounts of 2014 Notes and 2019 Notes accepted for exchange will be determined following the Expiration Date of the Private Exchange Offers, currently expected to be November 5, 2012.

The New Notes and the Guarantees have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other securities laws and are being offered and sold only (i) in the United States, to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A under the Securities Act (“QIBs”) and (ii) outside the United States, to persons who are not “U.S. persons,” in reliance on Regulation S under the Securities Act (“Regulation S”), and who are “non-U.S. qualified offerees” (as defined in the confidential offering memorandum relating to the Private Exchange Offers). The New Notes are subject to restrictions on transferability and resale and may not be transferred or resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom and in compliance with other applicable securities laws.

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Enquiries

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Tel : +44 20 7166 5724

Notes to editors

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. Reed Elsevier Capital Inc. is a wholly-owned indirect subsidiary of Reed Elsevier Group plc whose sole business is related to the issuance and payment of securities which are guaranteed by Reed Elsevier PLC and Reed Elsevier NV.